[redacted]

12010635

SECU[...] SION

OD 2/10/12

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39356

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wedgewood Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9909 Clayton Road
(No. and Street)

St. Louis (City) — Missouri (State) — 63124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler & Diehl LLP
(Name – *if individual, state last, first, middle name*)

705 Olive, 10th floor (Address) — St. Louis (City) — MO (State) — 63101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 10 2012
REGISTRATIONS BRANCH
09

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 2/10/12

OATH OR AFFIRMATION

I, Anthony L. Guerrerio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wedgewood Partners, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE.

[Signature]

Signature

PRESIDENT

Title

Lorraine A. Cramer

Notary Public

LORRAINE A. CRAMER
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: Aug. 14, 2015
Commission # 11489207

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wedgewood Partners, Inc.
Statement of Financial Condition
December 31, 2011

Assets

Cash	$ 462,557
Marketable securities, at fair value	755,814
Receivable from clearing organization	25,884
Receivables from customers	30,626
Prepaid expenses	60,942
Equipment and leasehold improvements, net	66,145
Total Assets	$ 1,401,968

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 6,639
Stockholders' Equity	
Common stock, $1 par value	
Authorized - 150,000 shares	
Issued and outstanding - 110,909 shares	110,909
Additional paid-in capital	673,475
Retained earnings	610,945
Total Stockholders' Equity	1,395,329
Total Liabilities and Stockholders' Equity	$ 1,401,968

Wedgewood Partners, Inc.
Statement of Income
Year Ended December 31, 2011

Revenues	
Commissions	$ 257,319
Investment company shares	92,860
Investment advisory fees	4,961,546
Interest and dividends	29,387
Other income	11,594
	5,352,706
Expenses	
Employee compensation and benefits	3,340,156
Data communication expenses	248,841
Operating expenses	539,479
Occupancy expenses	140,782
Clearance fees	76,863
Other expenses	675
	4,346,796
Income before Income Taxes	1,005,910
Provision for Income Taxes	15,911
Net Income	$ 989,999

Wedgewood Partners, Inc.
Statement of Changes In Stockholders' Equity
Year Ended December 31, 2011

	Common Stock		Additional		
	Number of Shares	Amount of Stock	Paid-in Capital	Retained Earnings	Total
December 31, 2010	110,909	$ 110,909	$ 673,475	$ 245,946	$ 1,030,330
Net income	-	-	-	989,999	989,999
Distributions to stockholders	-	-	-	(625,000)	(625,000)
December 31, 2011	110,909	$ 110,909	$ 673,475	$ 610,945	$ 1,395,329

Wedgewood Partners, Inc.
Statement of Cash Flows
Year Ended December 31, 2011

Cash Flows From Operating Activities	
Net income	$ 989,999
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	16,500
Deferred income taxes	18,000
(Increase) decrease in assets	
Marketable securities	34,075
Receivable from clearing organization	10,827
Receivables from customers	(30,626)
Prepaid expenses	(39,416)
Increase (decrease) in liabilities	
Accounts payable and accrued expenses	(31,831)
Income taxes payable	(29,200)
Net Cash Provided by Operating Activities	938,328
Cash Flows From Investing Activities	
Purchase of equipment and leasehold improvements	(50,729)
Cash Flows From Financing Activities	
Distributions to stockholders	(625,000)
Net Increase in Cash	262,599
Cash, Beginning of Year	199,958
Cash, End of Year	$ 462,557

Supplemental Disclosures of Cash Flow Information:

Cash paid for	
Income taxes	$ 29,111

A. Nature of Operations and Basis of Presentation

Nature of Operations

Wedgewood Partners, Inc. (the "Company") was incorporated May 25, 1988 with its principal activity being a broker of stocks, bonds, mutual funds and other securities. The Company also provides investment advisory services and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company's services are provided primarily in the St. Louis, Missouri metropolitan area.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company was in compliance with both of the above-stated net capital rules.

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires that $100,000 of cash and/or securities be maintained with the broker-dealer. At December 31, 2011, the Company has $110,192 included in marketable securities relating to this requirement.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification, (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

B. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

The Company follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair value, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the applicable measurement. The three general valuation techniques used to measure fair value are the market approach, cost approach, and income approach. The guidance establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority.

Carrying amounts of certain financial instruments such as cash, receivable from clearing organization, receivables from customers, and accounts payable and accrued expenses approximate fair value due to their short maturities or because the terms are similar to market terms.

Marketable Securities

As of December 31, 2011, the Company classifies all marketable securities as trading securities. Trading securities are carried at fair value with unrealized holding gains and losses included in earnings. Realized gains and losses are included in earnings and are derived using the specifically identified cost method for determining the cost of securities sold. Dividend and interest income is recognized when earned.

Securities transactions are recorded on the settlement-date basis. Commissions and related clearing expenses are recorded on the settlement-date basis as securities transactions occur.

Receivables

Receivables are uncollaterized obligations due from customers and a clearing organization generally requiring payment within 30 days. The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is deemed necessary.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost. Major additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. When assets are sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Any gain or loss arising from such disposition is included as income or expense in the year of disposition.

Depreciation is computed using the straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the life of the related asset or the term of the lease.

The estimated lives for computing depreciation and amortization on equipment and leasehold improvements are:

Classification	Years
Leasehold improvements	3-6
Furniture and fixtures	7
Computer software	3
Computer hardware	5
Artwork	7

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, receivable from clearing organization, receivables from customers, and marketable securities. The Company maintains its cash primarily with one financial institution. Deposits at this bank are insured by the Federal Deposit Insurance Corporation ("FDIC") on an unlimited basis. The Company performs ongoing credit evaluations of its customers and although the Company is directly affected by the financial stability of its customer base, management does not believe significant credit risk exists at December 31, 2011. The Company maintains its marketable securities with one brokerage firm. Securities held at this firm are insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000 and private insurance up to $600 million.

Revenue Recognition

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur. Investment advisory fees are recognized as earned.

Advertising

The Company expenses advertising costs as they are incurred. Advertising costs included in operating expenses totaled $43,972 for the year ended December 31, 2011.

Income Taxes

The stockholders of the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code as of January 1, 2011. Earnings and losses after the date of election are included in the personal income tax returns of the stockholders. Accordingly, the financial statements do not include a provision for income taxes.

The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2011, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of income.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2008. As of and for the year ended December 31, 2011, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Subsequent Events

The Company has evaluated subsequent events through February 3, 2012, the date the financial statements were available to be issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

Recent Accounting Pronouncements

The FASB has issued new guidance on measuring fair value and for disclosing information about fair value measurements. This guidance results in common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards. Consequently, the new guidance changes the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements under this new guidance, FASB does not intend for it to result in a change in the application of fair value measurements and disclosures. Some of the requirements under the new guidance are intended to clarify FASB's intent about the application of existing fair value measurement requirements. Other requirements change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This guidance will be required for annual periods beginning after December 15, 2011. Based on a preliminary analysis, the Company does not believe the new guidance will have a significant impact on its financial statements.

C. Marketable Securities

The fair value of investments is measured as follows at December 31, 2011:

		Fair Value Measurements		
	Total	Level 1	Level 2	Level 3
Money market funds	$ 567,953	$ 567,953	$ -	$ -
Municipal bonds	27,604	-	27,604	-
Government bonds	50,411	-	50,411	-
Mutual funds	109,846	109,846	-	-
	$ 755,814	$ 677,799	$ 78,015	$ -

Level 1 investments consist of publicly traded securities. These securities are traded on national exchanges and are stated at the last reported sales price on the day of valuation.

Level 2 investments consist of government and agency bonds. These securities are valued using evaluated pricing, which incorporates modeling techniques, information from extensive market sources, observed transaction data, credit quality information, perceived market movements, news, and other relevant information.

Realized gains of $2,576 and unrealized gains of $2,860 are included in other income in the statement of income.

D. Equipment and Leasehold Improvements

Equipment and leasehold improvements at December 31, 2011, is as follows:

Leasehold improvements	$	178,818
Furniture and equipment		330,895
Computer software		48,367
Computer hardware		22,920
Artwork		15,244
		596,244
Less accumulated depreciation and amortization		530,099
	$	66,145

Depreciation and amortization for the year ended December 31, 2011 totaled $16,500.

E. Operating Leases

The Company leases office space under a non-cancelable operating lease. Future minimum lease payments at December 31, 2011 are as follows:

Years Ending December 31,		
2012	$	111,792
2013		111,792
2014		46,580
	$	270,164

Rent expense amounted to $123,801 for the year ended December 31, 2011.

F. Income Taxes

As discussed in Note B, the Company has elected S corporation status as of January 1, 2011 and, accordingly, all deferred tax assets and liabilities at the date of election were eliminated.

The provision for income taxes is as follows:

Current	$	(2,089)
Deferred		18,000
	$	15,911

G. Retirement Plan

The Company maintains a contributory retirement savings plan under Section 401(k) of the Internal Revenue Code covering substantially all employees who meet certain eligibility requirements. Employer contributions to the plan totaled $214,053 for the year ended December 31, 2011.

H. Risk Associated with Financial Instruments

In the normal course of business, the Company's customer and clearing agent clearance activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

Wedgewood Partners, Inc.
Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
Schedule 1
December 31, 2011

Total Stockholders' Equity	$ 1,395,329
Less non-allowable assets:	
Equipment and leasehold improvements, net	66,145
12b-1 Fees receivable from clearing organization	1,576
Receivables from customers	30,626
Prepaid expenses	60,942
Total non-allowable assets	159,289
Net capital before haircuts on securities positions	1,236,040
Haircuts on securities:	
Exempt securities	4,201
Other securities	27,836
Total haircuts on securities	32,037
Net Capital	$ 1,204,003
Aggregate Indebtedness	$ 6,639
Computation of Basic Net Capital Requirement	
Minimum dollar net capital requirement	$ 250,000
Excess net capital	$ 954,003
Ratio of Aggregate Indebtedness to Net Capital	.55 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA FOCUS Report.

Wedgewood Partners, Inc.
Exemptive Provision Under Rule 15c3-3
Schedule 2
December 31, 2011

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation For Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating To The Possession or Control Requirement Under Rule 15c3-3" are not applicable.

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
Wedgewood Partners, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of Wedgewood Partners, Inc. as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anders Minkler & Diehl LLP

February 3, 2012

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment

Board of Directors
Wedgewood Partners, Inc.
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Wedgewood Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and the SIPC, solely to assist you and the other specified parties in evaluating Wedgewood Partners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Wedgewood Partners, Inc.'s management is responsible for Wedgewood Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended and should not be used by anyone other than these specified parties.

February 3, 2012

SIPC-7 (31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (31-REV 5/10)

For the fiscal year ended December 31 , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

039356 FINRA DEC
Wedgewood Partners, Inc.
9909 Clayton Road, Suite 103
Saint Louis, MO 63124-1120

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment [item 2e from page 2 (not less than $150 minimum)]		$ 12,943.86
B.	Less payment made with SIPC-6 filed (exclude interest) 7/19/2010 Date Paid		(6,218.14)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		6,725.72
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 6,725.72
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 6,725.72	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wedgewood Partners, Inc.
(Name of Corporation, Partnership or other organization)

Anthony Guerrerio
(Authorized Signature)

Dated the 17th day of January , 20 12 .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 2011
and ending 12/31, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,352,706
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0.00
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	92,860
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	76,863
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	5,436
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	175,159
2d. SIPC Net Operating Revenues	$ 5,177,547
2e. General Assessment @ .0025	$ 12,943.86

(to page 1 but not less than $150 minimum)

WEDGEWOOD PARTNERS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT

AMD anders minkler & diehl llp

CPAs + Consultants

WEDGEWOOD PARTNERS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT

Contents

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Report

Board of Directors
Wedgewood Partners, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Wedgewood Partners, Inc. as of December 31, 2011, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wedgewood Partners, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 and 2 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Anders Minkler & Diehl LLP

February 3, 2012

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com